SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From December 1st to 31st, 2024 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					10,683,856
ADR		Common					776,180
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with Company	Ownership Transfer	09	1,861,070	2.465577	4,588,612.40
Shares	Common	Direct with Company	Ownership Transfer	09	1,861,070	2.465577	4,588,612.40
Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					10,683,856
ADR		Common					776,180

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From December 1st to 31st, 2024 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors		( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					3,934,920
ADR		Common					19,790
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	XP Corretora	Sell	03	45,100	13.70	617,870.00
Shares	Common	XP Corretora	Sell	03	7,900	13.71	108,309.00
Shares	Common	XP Corretora	Sell	03	66	13.75	907.50
Shares	Common	Itaú Corretora	Sell	03	79	13.81	1,090.99
Shares	Common	Itaú Corretora	Sell	03	13,700	13.82	189,334.00
Shares	Common	Itaú Corretora	Sell	05	21,000	14.38	301,980.00
Shares	Common	Itaú Corretora	Sell	18	46,200	13.04	602,448.00
Shares	Common	Itaú Corretora	Sell	18	47	13.11	616.17
Shares	Common	BTG Pactual Corretora	Sell	26	25,929	12.12	314,259.48
Shares	Common	BTG Pactual Corretora	Sell	26	43,900	12.13	532,507.00
Shares	Common	BTG Pactual Corretora	Sell	26	57,500	12.14	698,050.00
Shares	Common	BTG Pactual Corretora	Sell	26	19,200	12.15	233,280.00
Shares	Common	C6 Bank Corretora	Sell	26	42,051	12.17	511,760.67
Shares	Common	Itaú Corretora	Sell	27	21,000	12.02	252,420.00
Shares	Common	Direct with Company	Delivery Restricted Shares	01	463,613	12.73	5,901,793.49
Shares	Common	Direct with Company	Delivery Restricted Shares	09	509,662	14.22	7,247,393.64
ADR	Common	Direct with Company	Delivery Restricted Shares	01	176,209	13.10	2,308,337.90
Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					4,564,523
ADR		Common					195,999

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From December 1st to 31st, 2024 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons		( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0,000
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0.00

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer